                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   SCHEDULE TO
                                 (RULE 14d-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 24

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                         NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Subject Company (Issuer))

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                          NORTHROP GRUMMAN CORPORATION
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

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                    Common Stock, par value, $0.01 per share
                          (including associated Rights)
                         (Title of Class of Securities)

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                                    652228107
                      (CUSIP Number of Class of Securities)

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                                 John H. Mullan
                          Northrop Grumman Corporation
                     Corporate Vice President and Secretary
                             1840 Century Park East
                          Los Angeles, California 90067
                                 (301) 553-6262

                 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                                 with a copy to:
                                 Stephen Fraidin
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                          New York, New York 10004-1980
                                 (212) 859-8000

                                   ----------
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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [_]

     This Amendment No. 24 (this "Amendment No. 24") amends and supplements the Tender Offer Statement on Schedule TO as initially filed and dated May 23, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by NORTHROP GRUMMAN CORPORATION, a Delaware corporation ("Northrop Grumman") relating to the offer (the "Offer") by Northrop Grumman to issue, upon the terms and subject to the conditions set forth herein and in the related letter of election and transmittal, shares of common stock, par value $1.00 per share (the "Northrop Grumman Shares") designed to have a value of $67.50 per share or pay $67.50 per share in cash (subject to the election and proration procedures and limitations in the Prospectus (defined below) and related letter of election and transmittal) for each outstanding share of common stock, par value $0.01 per share (the "Common Stock") of NEWPORT NEWS SHIPBUILDING INC., a Delaware corporation (the "Company") including the associated Series A participating cumulative preferred stock purchase rights issued pursuant to the Company stockholder protection rights agreement (the "Rights" and together with the Common Stock, the "Newport News Shares").

     Northrop Grumman has filed a registration statement with the Securities and Exchange Commission on Form S-4, relating to the Northrop Grumman Shares to be issued to stockholders of Newport News in connection with the tender offer, as set forth in the prospectus which is a part of the registration statement (the "Prospectus"), and the related letter of election and transmittal, which were annexed to the Schedule TO as Exhibits (a)(4) and (a)(1)(A) thereto.

     All of the information in the Prospectus and the related letter of election and transmittal, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the Securities and Exchange Commission by Northrop Grumman, is hereby incorporated by reference in answer to items 2 through 11 of the Schedule TO.

Items 1, 4, 5, 6 and 11.

     Items 1, 4, 5, 6 and 11 are hereby amended and supplemented as follows:

     On November 8, 2001, Northrop Grumman and the Company announced that they had signed a definitive merger agreement providing for the acquisition of Newport News by Northrop Grumman. A copy of the merger agreement and the press release announcing the merger agreement are being filed as exhibits to this Schedule TO and are incorporated herein by reference.

     Pursuant to an Agreement and Plan of Merger dated as of November 7, 2001 (the "Northrop Grumman Merger Agreement"), among Northrop Grumman, Purchaser Corp. I, a wholly owned subsidiary of Northrop Grumman (the "Purchaser"), and the Company, a copy of which is filed herewith as Exhibit (a)(5)(CC), Northrop Grumman will amend the Northrop Grumman Offer: (a) to change the offer price to a price designed to provide a value of $67.50 per share in cash and/or Northrop Grumman common stock, as described below under "--The Northrop Grumman Offer Consideration"; (b) to designate the Purchaser as the bidder under the Northrop Grumman Offer; and (c) set November 29, 2001 as the initial expiration date for the Northrop Grumman Offer. After the Purchaser has consummated the Northrop Grumman Offer, the Company will be merged with and into Purchaser (the "Northrop Grumman Merger") and Purchaser will continue as the surviving corporation and as a wholly owned subsidiary of Northrop Grumman. In the Northrop Grumman Merger, stockholders of the Company will receive cash and/or Northrop Grumman common stock, as applicable, designed to provide a value of $67.50 in exchange for each Company Share, as described below under "-- The Northrop Grumman Merger Consideration".

     The parties intend to consummate the Northrop Grumman Offer and the Northrop Grumman Merger as soon as practicable following the satisfaction or waiver of the conditions to closing set forth in the Northrop Grumman Merger Agreement. The Northrop Grumman Offer is conditioned upon, among other things,
(i) acceptance of the Northrop Grumman Offer by holders of a majority of the Company Shares (on a fully diluted basis), (ii) the registration statement on Form S-4 filed by Northrop Grumman in connection with the Northrop Grumman Offer having been declared effective by the Securities and Exchange Commission and not subject to any stop order and (iii) other customary closing conditions.

The Northrop Grumman Offer Consideration

     Offer Consideration to Be Paid. On the terms and subject to the conditions of the Northrop Grumman Offer, Northrop Grumman will exchange a combination of cash and newly issued Northrop Grumman common stock for Company Shares validly tendered in the Northrop Grumman Offer.

     Election Right. Each Company stockholder will have the right to elect to receive, for those Company Shares he or she validly tenders in the Northrop Grumman Offer, either

     .  $67.50 in cash, without interest, per Company Share; or

     .  a number of shares of Northrop Grumman common stock (the
        "exchange ratio") designed to provide a value of $67.50 per Company Share,

subject, in each case, to the election and proration procedures and limitations described below.

     Northrop Grumman will determine the exact exchange ratio by dividing
$67.50 by the average of the closing sale prices for a share of Northrop Grumman common stock on the New York Stock Exchange as reported in The Wall Street Journal over the 5-day trading period ending on the trading day immediately preceding the second full trading day before the expiration of the Northrop Grumman Offer (the "Northrop Grumman Stock Value"). However, in no event will the exchange ratio be more than .84375 ($67.50/$80.00) or less than .675 ($67.50/$100.00). Northrop Grumman will issue a press release before 9:00 A.M., New York City time, on the second full trading day before the expiration of the Northrop Grumman Offer, announcing the exchange ratio and the Northrop Grumman Stock Value.

     Northrop Grumman will issue 16,636,885 shares of its common stock (the "Northrop Grumman Available Shares") in the Northrop Grumman Offer and the Northrop Grumman Merger. The portion of these shares available in the Northrop Grumman Offer (the "Offer Shares") will equal the number of Northrop Grumman Available Shares times the percentage of outstanding Company Shares tendered in the Northrop Grumman Offer. All Northrop Grumman Available Shares not exchanged in the Northrop Grumman Offer will be issued in the Northrop Grumman Merger (the "Remaining Northrop Grumman Available Shares").

     Northrop Grumman will pay $892,026,990 in cash for the Company Shares in the Northrop Grumman Offer and the Northrop Grumman Merger (the "Base Cash Amount"), subject to (i) increase for fractional shares, (ii) the adjustments as provided below plus (iii) the number of outstanding Company Shares increases due to option exercises minus (iv) certain indebtedness repaid to the Company with Company Shares, as contemplated in the Northrop Grumman Merger Agreement (the "Adjusted Cash Amount"). The adjustments to the Base Cash Amount referred to in clause (ii) above are as follows:

         . If the Northrop Grumman Stock Value is less than $90.00 but equal to or greater than $80.00, Northrop Grumman will increase the aggregate amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by the product of (a) the excess of $90.00 over the Northrop Grumman Stock Value and (b) the number of Northrop Grumman Available Shares.

         . If the Northrop Grumman Stock Value is less than $80.00, Northrop Grumman will increase the aggregate of amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by $166,368,850.

         .  If the Northrop Grumman Stock Value is greater than
         $90.00 but less than or equal to $100.00, Northrop Grumman will reduce the aggregate amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by the product of
         (a) the excess of the Northrop Grumman Stock Value over $90.00 and (b) the number of Northrop Grumman Available Shares.

         .  If the Northrop Grumman Stock Value is greater than
         $100.00, Northrop Grumman will reduce the aggregate of amount of cash available for the Northrop Grumman Offer and the Northrop Grumman Merger by $166,368,850.

The amount of cash available in the Northrop Grumman Offer (the "Offer Cash Amount") will equal the Adjusted Cash Amount multiplied by the percentage of outstanding Company Shares tendered in the Northrop Grumman Offer.

     Because of the manner in which the exchange ratio is calculated, holders of Company shares who receive solely Northrop Grumman common stock or a combination of Northrop Grumman common stock and cash in the Northrop Grumman Offer or the Northrop Grumman Merger will receive $67.50 per Company Share of value (based on the Northrop Grumman Stock Value) if the Northrop Grumman Stock Value is between $80.00 and $100.00, will receive less than $67.50 per Company Share of value if the Northrop Grumman Stock Value is less than $80.00 and will receive more than $67.50 per Company Share of value if the Northrop Grumman Stock Value is more than $100.00.

     Consequences of Over- and Under-Election. If Company stockholders elect to receive pursuant to the Northrop Grumman Offer cash in excess of the Offer Cash Amount, the amount of cash that Company stockholders will receive for each Company Share for which they made a cash election will be reduced pro rata so the total amount of cash that Northrop Grumman will pay to all Company stockholders in the Northrop Grumman Offer will equal the Offer Cash Amount. If this reduction occurs, in addition to the reduced amount of cash, Northrop Grumman will issue, in respect of each Company Share for which a cash election was made, shares of Northrop Grumman common stock in lieu of the cash the Company stockholder would have otherwise received. The number of shares of Northrop Grumman common stock to be issued for each Company Share subject to a cash reduction in this situation will be calculated by multiplying the exchange ratio by the percentage reduction in the cash consideration paid to Company stockholders making cash elections.

     If Company stockholders elect to receive pursuant to the Northrop
Grumman Offer shares of Northrop Grumman common stock in excess of the Offer Shares, the number of shares of Northrop Grumman common stock Company stockholders will receive for each Company Share for which they made that share election will be reduced pro rata so that the total number of shares that Northrop Grumman will issue to all Company stockholders in the Northrop Grumman Offer will equal the Offer Shares. If this reduction occurs, in addition to the reduced number of Northrop Grumman shares, Northrop Grumman will pay, in respect of each Company Share for which a share election was made, cash in lieu of the Northrop Grumman shares that the Company stockholder would have otherwise received. The amount of cash to be paid for each Company Share subject to a share election in this situation will be calculated by multiplying $67.50 by the percentage reduction in Northrop Grumman shares issued to Company stockholders making share elections.

     In the case of an over-election for either cash or Northrop Grumman shares, those Company stockholders who fail to make a valid election with respect to their shares will receive the under-elected form of consideration for those shares. If all Company stockholders together make valid cash elections for less than the Offer Cash Amount and valid share elections for fewer than all the Offer Shares, all of the remaining cash and Northrop Grumman shares that will be paid and issued in Northrop Grumman Offer will be allocated pro rata among non-electing holders of Company Shares.

The Northrop Grumman Merger Consideration

     Merger Consideration to Be Paid. On the terms and subject to the conditions of the Northrop Grumman Merger Agreement, Northrop Grumman will exchange a combination of cash and newly issued Northrop Grumman common stock for all Company Shares outstanding at the time Northrop Grumman completes the Northrop Grumman Merger.

     Election Right. Each Company stockholder may make for each Company
Share exchanged pursuant to the Northrop Grumman Merger, either an election (i) for $67.50 in cash or (ii) for shares of Northrop Grumman common stock, subject, in each case, to the election and proration procedures and limitations described below.

     Consequences of Over- and Under-Election. Pursuant to the Northrop
Grumman Merger, Northrop Grumman will (a) issue the Remaining Northrop Grumman Available Shares and (b) distribute cash in an amount equal to (i) the Adjusted Cash Amount minus (ii) the amount of cash paid in the Northrop Grumman Offer (the "Remaining Cash Amount"), subject to increase for fractional shares.

     If Company stockholders elect to receive pursuant to the Northrop
Grumman Merger cash in excess of the Remaining Cash Amount, the amount of cash that Company stockholders will receive for each Company Share for which they made a cash election will be reduced pro rata so that the total amount of cash that Northrop Grumman will pay to all Company stockholders pursuant to the Northrop Grumman Merger will equal the Remaining Cash Amount. If this reduction occurs, in addition to the reduced cash, Northrop Grumman will issue, in respect of each Company Share for which a cash election was made, shares of Northrop Grumman common stock in lieu of the cash the Company stockholders would have otherwise received. The number of shares of Northrop Grumman common stock to be issued for each Company Share subject to a cash reduction in this situation will be calculated by multiplying the exchange ratio by the percentage reduction in the cash consideration paid to Company stockholders making cash elections.

     If Company stockholders elect to receive pursuant to the Northrop
Grumman Merger shares of Northrop Grumman common stock in excess of the number of Remaining Northrop Grumman Available Shares, the number of shares of Northrop Grumman common stock that Company stockholders will receive for each Company Share for which they made a share election will be reduced pro rata so that the total number of shares that Northrop Grumman will issue to all Company stockholders pursuant to the Northrop Grumman Merger will equal the number of Remaining Northrop Grumman Available Shares. If this reduction occurs, in addition to the reduced number of Northrop Grumman shares, Northrop Grumman will pay, in respect of each Company Share for which a share election was made, cash in lieu of the Northrop Grumman shares that the Company stockholder would have otherwise received. The amount of cash to be paid for each Company Share subject to a share reduction in this situation will be calculated by multiplying $67.50 by the percentage reduction in Northrop Grumman shares issued to Company stockholders making share elections.

     In the case of an over-election for either cash or shares of Northrop Grumman shares, those Company stockholders who fail to make a valid election with respect to their shares will receive the under-elected form of consideration for those shares. If all Company stockholders together make valid cash elections for less than the Remaining Cash Amount and valid share elections for fewer than the Remaining Northrop Grumman Available Shares pursuant to the Northrop Grumman Merger, all of the remaining cash and Northrop Grumman shares that will be paid and issued pursuant to the Northrop Grumman Merger will be allocated pro rata among non-electing holders of Company Shares.

     All references to the Northrop Grumman Merger Agreement are qualified in their entirety by the full text of the Northrop Grumman Merger Agreement, a copy of which is attached as Exhibit (a)(5)(CC) hereto and is incorporated by reference herein.

     Northrop Grumman will promptly amend the Form S-4 and Prospectus to reflect the terms of the Northrop Grumman Merger Agreement.

Item 12. Exhibits

     Item 12 is hereby amended and supplemented as follows:

(a)(5)(BB)   Press Release, dated November 8, 2001.

(a)(5)(CC) Agreement and Plan of Merger among Northrop Grumman Corporation, Purchaser Corp. I and Newport News Shipbuilding Inc. dated November 7, 2001.

                                    Signature


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      NORTHROP GRUMMAN CORPORATION


                                      By: /s/ John H. Mullan
                                          --------------------------------------
                                          John H. Mullan
                                          Corporate Vice President and Secretary


Dated:  November 8, 2001

                                  Exhibit Index

Exhibit
Number                                  Description
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(a)(5)(BB)     Press Release, dated November 8, 2001.

(a)(5)(CC) Agreement and Plan of Merger Among Northrop Grumman Corporation, Purchaser Corp. I and Newport News Shipbuilding Inc. dated November 7, 2001.